File No. 73-00049




                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                  (Name and address of foreign utility company)

                        Berliner Kraft-Und Licht (BEWAG)
                                 Pushkinallee 52
                                     D-12435
                                 State of Berlin
                           Federal Republic of Germany

                      (Name and address of filing company)

                               SEI Holdings, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338

         The Commission is requested to address communications to:

Thomas Boren, President                     John D. McLanahan, Esq.
   SEI Holdings, Inc.                         Troutman Sanders LLP
  900 Ashwood Parkway                      600 Peachtree Street, N.E.
       Suite 500                                   Suit 5200
 Atlanta, Georgia 30338                   Atlanta, Georgia 30308-2216


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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

         SEI Holdings, Inc., a Delaware corporation ("Holdings")1, is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57, 17 C. F. R. ss. 250.57, thereunder on behalf of Berliner Kraft-Und Licht (BEWAG) Aktiengesellschaft ( hereinafter "Foreign Utility"), with its principal offices at Pushkinallee 52 D-12435, State of Berlin, Federal Republic of Germany.

         The Foreign Utility is an integrated electric generation, transmission, and distribution electric utility supplying the city of Berlin and is interconnected to the German national high voltage transmission grid. The Foreign Utility operates twelve electric generating stations in the Berlin area and purchases and sells bulk power in addition to providing retail electric power service within the State of Berlin, which includes 3.5 million inhabitants. The Foreign Utility also owns 11.95% of the voting shares of GASAG Berliner Gaswerke AG ("GASAG"), which provides natural gas distribution service in the State of Berlin.

         The State of Berlin owns class A and class B voting securities of the Foreign Utility, representing 26.57% and 23.43% of the voting rights, respectively, and 35.27% and 15.55% of the capitalization of the Foreign Utility, respectively. PreussenElektra Aktiengesellschaft, a utility company incorporated under the laws of the Federal Republic of Germany, owns a combination of class A and class B stock representing 14.01% of the voting interests and 10% of the capitalization of the Foreign Utility. A second German utility, Bayernwerk Aktiengesellschaft, owns a combination of class A and class B shares representing 14.01% of the voting interests and 10% of the capitalization of the Foreign Utility. Voting shares of GASAG are held by RWE Energie AG (11.95%), Ruhrgas AG (11.95%), and VEBA Energiebeteiligungs GmbH (11.95%). With the exception of 1% of GASAG



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1 Holdings is a  wholly-owned  subsidiary  of  Southern  Company,  a  registered holding company, and a "project parent" within the meaning of HCAR No. 26096 and HCAR No. 26338, dated July 3, 1994 and July 25, 1995, respectively ( File No. 70-8421).




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shares held by employees, the remaining shares of GASAG are held by the
State of Berlin. An act of the Berlin State Parliament requires the State of Berlin to retain direct or indirect control of 75.1 % of the voting shares of GASAG.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, would be "associate companies" of the Foreign Utility if the transaction described herein were consummated:

                              Alabama Power Company
                              Georgia Power Company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                      Mobile Energy Services Holdings, Inc.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with the Foreign Utility, and no such investment or contractual relationship is contemplated.


                                    EXHIBIT A

                                  Inapplicable





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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned duly authorized agent.


                                           SEI HOLDINGS, INC.




                                           By: /s/Sammuel H. Dabbs, Jr.
                                                    Samuel H. Dabbs, Jr.
                                                    Assistant Secretary

Date:  September 26, 1997